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December 15, 2004

RECD S.E.C.
DEC 16 2004
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

04046942

SUPPL

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a translation of the minutes of the General Annual Ordinary Stockholders' meeting of the Company held on April 30, 2004.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello (D.J.D)

Vanessa Pupello

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

VP:vp

Enclosure

Jlw 1/3

(Translation)

MINUTES N° 77

The persons appearing on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 12 o'clock noon on April 30, 2004, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, in Saltillo, Coahuila, for the purpose of holding the General Annual Ordinary Stockholders' Meeting of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., to which they were called by means of a notice published on April 1st, 2004, on the newspapers *Vanguardia, Palabra* and *El Diario de Coahuila* of Saltillo, and *El Universal* and *Reforma* of Mexico City.

Mr. Juan Carlos López Villarreal, Co-Chairman of the Board of Directors and Co-President of the Company, chaired the meeting and, upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the Report prepared by the Board Secretary, for at least fifteen days prior to the date set to hold the meeting, the Company made available to the stock market intermediaries the forms of letter proxies drawn up by the Company in order for anyone wishing to attend the meeting on behalf of stockholders to be able to establish their qualifications to do so; the Secretary himself made sure that Article 14 bis 3, Section VI, paragraph c), of the Stock Market Law [**Ley del Mercado de Valores**], was complied with.

The Chairman appointed Messrs. Fernando García González and Saúl Castañeda Vergara as Tellers, who accepted their appointments, checked the Admittance Cards, the Letter Proxies and the Stock Transfer Book, and drew up the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of this meeting and which establishes that 265,830,967 shares, which account for 92.97% of the 285,658,905 voting shares of stock of Grupo Industrial Saltillo, S.A. de C.V., were represented at the meeting.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the meeting was called with as much advance notice as provided by said By-Laws.

The Chairman thereupon asked the Secretary to read the following

AGENDA:

I. Filing and if proper approval of a motion to amend certain Articles of the Charter and By-Laws in order to adjust them to the amendments to the Stock Market Law and the Single Circular Letter.

II. Appointment of Delegates to enforce and formalize the resolutions passed by the meeting.

The stockholders by a unanimous vote approved the Chairman's declaration and addressed the Agenda as follows:

ITEM ONE. In consideration of Item First of the Agenda, the Secretary, upon the Chairman's request, explained the motion to amend certain Articles of the Company's Charter and By-Laws in order to adjust them to the latest general provisions issued by the National Banking and Securities Commission [**Comisión Nacional Bancaria y de Valores**] and which apply to securities issuers and other participants in the stock market, as published on the March 19, 2003, issue of the *Official Gazette of the Federation* [**Diario Oficial de la Federación**], and the provisions applicable to the purchases of securities that must be disclosed and public offerings to buy securities, as published on the April 25, 2002, issue of the *Official Gazette of the Federation*, which are regulatory provisions of the Stock Market Law. The motion specifically amends Articles Sixth, Seventh, Tenth, Eleventh, Twelfth, Thirteenth, Seventeenth, Twenty Second, Twenty Fourth, Thirty Third and Thirty Fifth of the Company's Charter and By-Laws.

The Secretary then stated that, except for the aforesaid amendments, the rest of the Company's Charter and By-Laws would remain as currently drafted.

The Chairman then asked the Secretary to read the amendment motion.

The stockholders thereupon by a unanimous vote

R E S O L V E D :

"1. Articles Sixth, Seventh, Tenth, Eleventh, Twelfth, Thirteenth, Seventeenth, Twenty Second, Twenty Fourth, Thirty Third and Thirty Fifth of the Charter and By-Laws of Grupo Industrial Saltillo, S. A. de C. V., are amended to remain worded as follows from this date onward:

'ARTICLE SIXTH. Capital Stock. The Company's capital stock is variable. The minimum fully subscribed and paid up fixed capital stock without the right to be redeemed aggregates Ps.50,000,000, represented by 268,119,870 no-par, single series or free subscription, common registered shares.

The variable portion of the capital stock will be represented by no-par common registered shares with the features set by the General Stockholders' Meeting that approves their issue.

The shares may be subscribed to or acquired by Mexican or foreign individual or corporate investors.

The common shares confer equal rights and impose equal obligations upon their holders and entitle the latter to cast one vote at General Stockholders' Meetings.

In order to avoid distinctions in the quoted price of the shares, the provisional or permanent stock certificates will not differentiate between the shares representing the minimum capital stock and the shares representing the variable capital stock; in the event that a stockholder wishes to exercise his

right to redeem shares, Article Seventeenth, last paragraph, hereof, will apply.

ARTICLE SEVENTH. Subsidiaries cannot buy Company Shares. No entity in which Grupo Industrial Saltillo, S.A. de C.V., holds a majority equity stake may invest, either directly or through any other entity in which Grupo Industrial Saltillo, S.A. de C.V., holds a majority equity stake, in shares of stock of Grupo Industrial Saltillo, S.A. de C.V., or in shares of stock or partnership interests of any other entity which is the majority stockholder of Grupo Industrial Saltillo, S.A. de C.V., or, if not the majority stockholder, which Grupo Industrial Saltillo, S. A. de C. V., knows is the holder of any percentage of shares of stock of Grupo Industrial Saltillo, S. A. de C. V.

Purchases of shares to implement or comply with stock options granted to the Company's or its subsidiaries' workers, officers or directors are exempt from the above prohibition, subject to the applicable laws, provided that any shares so acquired do not exceed 25% of all of the Company's outstanding stock.

ARTICLE TENTH. Repurchase of Shares. Besides the events expressly listed in Articles 134 and 136 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**], the Company may buy its own shares of stock through a qualified stock exchange at their current market price, in the following terms and conditions:

(a) The Company will repurchase its own shares out of the stockholder's equity account [**capital contable**] as long as said shares belong to the Company, or out of the capital stock if, either before or after their acquisition, a Stockholders' or Board of Directors' Meeting decides to convert them into treasury stock. No resolution of a Stockholders' Meeting will be necessary to so repurchase the shares out of the capital stock.

(b) Every year, a General Ordinary Stockholders' Meeting must expressly set the maximum amount of funds which, as long as another Ordinary Stockholders' Meeting does not decide otherwise, the Company may use to repurchase its own shares during the period running from that Stockholders' Meeting to the immediately subsequent Ordinary Annual Stockholders' Meeting; the only limit will be that the sum of any funds to be used for such purpose may never exceed the total balance of the Company's net profits, including retained profits.

(c) No Company shares owned by the Company itself may be represented at Stockholders' Meetings.

(d) The Company's own shares or the treasury stock to which this Article refers, without prejudice of the provisions of the General Business Corporation Law, may be placed among investors at large, without such placement or, if proper, a capital stock increase, depending on whether the Company's own shares of stock or treasury stock are involved, calling for a resolution of a Board of Directors' or Stockholders' Meeting.

(e) Any stock purchases and placements provided for in this Article, any reports on such stock purchases and placements that must be filed with a General Ordinary Stockholders' Meeting, the rules of disclosure of financial information, the stock purchase and placement policies approved by the Board of Directors to carry out such transactions, the appointment of the persons authorized to order such transactions, and how and in what terms such transactions must be reported to the National Banking and Securities Commission, the corresponding Stock Exchange and the investors at large, are subject to the general rules issued by the Commission.

(f) The provisions of Article 132 of the General Business Corporation Law shall not apply as to any treasury stock which is once again placed among investors at large as provided in this Article.

ARTICLE ELEVENTH. Stock Transfer Book. The Company will carry a Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law, on which the permanent or provisional stock certificates issued by the Company will be recorded, with an indication of the personal, trade or corporate name, nationality and address of the holders.

Said Stock Transfer Book may be carried by (a) the Secretary or, in his absence, the Assistant Secretary of the Board of Directors; (b) any securities deposit institution, (c) any credit institution, or (d) anyone appointed by the

Board of Directors as Company registrar. In the absence of an express appointment by the Board of Directors, the Stock Transfer Book will be carried by the Secretary and, in his absence, by the Assistant Secretary of the Board of Directors.

Upon request of any interested party, and after the necessary proof has been filed, any transfers and conversions of shares of stock and any creation of security interests, attachments and other liens on the same will be recorded on the Stock Transfer Book.

The Stock Transfer Book will be closed from the second business day before the holding of a Stockholders' Meeting to and including the date on which the Stockholders' Meeting is held; during said period, no entries will be made on the Stock Transfer Book and no certifications or certificates will be issued.

The entries on the Stock Transfer Book of any Company-issued shares of stock deposited with a qualified securities deposit institution will be carried out with the (i) proof of deposit issued by such securities deposit institution in connection with each Stockholders' Meeting, and (ii) the lists issued by the depositors to complement such proof of deposit, with the information on the stockholders, as provided in Article 78 of the Stock Market Law.

Pursuant to Articles 128 and 129 of the General Business Corporation Law, the Company will consider as legitimate

holder of shares only such party as may be recorded as stockholder in the Stock Transfer Book.

The Company will not record on the Stock Transfer Book to which this Article refers any persons or Group of Purchasers [**Grupo de Adquirentes**] that, either directly or indirectly, acquired a Significant Participation [**Participación Significativa**] in the Company or else a participation that exceeds one half of the Voting Securities [**Valores con Derecho a Voto**] or that increase their participation until exceeding such amount, without having previously made a public purchase offering pursuant to the provisions of the general rules applicable to securities purchases that must be disclosed and public securities purchase offerings issued by the National Banking and Securities Commission and published on the April 25, 2002 issue of the *Official Gazette* of the Federation, as modified by the legal provisions that replace such Rules. Such persons or Group of Purchasers may not exercise any corporate rights granted by the corresponding Voting Securities.

For the purposes of the preceding paragraph:

I. "Group of Purchasers" shall mean any persons that:

a) Have agreed to make the same decisions or to act in a concerted manner [**de manera concertada**];

b) Have either directly or indirectly the possibility under any title to impose decisions on general stockholders' meetings or to appoint or remove a majority of the members of the

board of directors of one or more companies that either directly or indirectly purchase Company-issued Voting Securities;

c) Exercise management powers over one or more other persons charged with the decision-making process or the administration of any funds out of which direct or indirect purchases of company-issued Voting Securities are carried out; or

d) Are related by blood or kinship by marriage up to the second degree or are the spouses or concubines;

II. "Significant Participation" shall mean the direct or indirect ownership or holding of 30% or more of the Company's Voting Securities.

III. "Voting Securities" shall mean:

a) The Company's common stock;

b) Any securities convertible into common stock or certificates of participation [**certificados de participación**] that represent the right to an aliquot share of the ownership of such stock; or

c) Any optional certificates [**títulos opcionales**] or contracts payable [**contratos liquidables**] in kind that confer upon their holders the right to purchase the stock, securities or certificates mentioned in the preceding paragraphs.

The optional certificates, contracts or securities convertible into common stock to which this section III refer

will comprise up to the percentage of capital stock, if any, resulting from the conversion or exercise of the purchase rights.

ARTICLE TWELFTH. Requirements to Cancel the Registration of Shares. Prior to canceling the registration of the Company's shares in the Securities Section of the National Securities Register [**Registro Nacional de Valores**], either upon the Company's request or upon a resolution passed by the National Banking and Securities Commission pursuant to Law, the following steps will be taken:

a) The holders of a majority of the outstanding common stock or which under any title can impose decisions on general stockholders' meetings or appoint a majority of the members of the Company's Board of Directors, must make a public purchase offering.

b) The offering stockholders must convey to a trust, for at least six months, the necessary funds to buy at the same price as the offering any shares of stock of the investors that did not participate in the offering, if after the public purchase offering has been made and prior to the cancellation of the record on the register, such stockholders are unable to acquire 100% of the paid up capital stock.

c) The public offering to which this Article refers must be made for at least the higher of the listed value [**valor de cotización**] at a Stock Exchange or the book value of each share pursuant to the latest quarterly report filed with the

National Banking and Securities Commission and such Stock Exchange before the offering, except when such value has been modified pursuant to criteria applicable to the determination of relevant information, in which case the latest financial information available to the Company must be taken into consideration.

For these purposes, the Stock Exchange listed value will be the average weighted price of the transactions that may have taken place during the last thirty days that the Company's stock was traded prior to the date of the offering, for a period that may not exceed six months. In the event that the number of days in which the shares were traded is less than thirty, the days during which such stock was actually traded will be taken into consideration. If no shares are traded during such period, the book value of the shares will be taken into consideration.

d) The Company's Board of Directors, within five business days prior to the effective date of the offering, must issue its opinion regarding the justification of the price of the public purchase offering, in which it will take into consideration the minority stockholders' interests in order to comply with Article 16, second paragraph, of the Stock Market Law, and the opinion of the Audit Committee, if different from the opinion of the Board of Directors, must be disclosed. In the event that the Board of Directors faces situations that may create a conflict of interests to it, the Board of Directors'

opinion must be accompanied by the opinion of an independent expert selected by the Audit Committee, which makes special emphasis on the protection of the minority stockholders' rights.

e) Any stockholders under the obligation of making the public offering may ask the Commission to authorize them, bearing in mind the Company's financial condition and expectations, to authorize a basis other than the one mentioned in paragraph c) above, to determine the purchase price, provided that they produce the Board of Directors' consent, with the Audit Committee's prior favorable opinion, which lists the reasons why it is believed proper to set a different price. Such consent must be accompanied by an independent expert's report that puts special emphasis on the fact that the price is consistent with Article 16 of the Stock Market Law.

f) The stockholders to which paragraph (a) of this Article refers will not be under the obligation of making the above mentioned public offering for the registration cancellation if the approval is produced of stockholders accounting for at least 95% of the involved Company's stock issued by a resolution of a Stockholders' Meeting and that the amount to be offered by the shares of stock placed among investors at large is less than 300,000 Investments Units [**Unidades de Inversión**] (UDIS). In order to apply for and obtain the cancellation, the trust to which reference is made in paragraph (b) of this Article must be created and the Company must report the cancellation and creation

of that trust through the SEDI (**Sistema Electrónico de Envío y Difusión de Información:** Electronic Information Remittance and Disclosing System).

g) The provisions of this Article will also apply to ordinary certificates of participation, if any, issued, whose underlying value are Company-issued shares of stock.

h) The provisions of this Article will be subject to the provisions of the General Rules [**Disposiciones de Carácter General**] issued by the National Banking and Securities Commission.

i) Any amendment to this Article of the Company's Charter and By-Laws other than as required by the Stock Market Law and its regulations calls for the prior approval of the National Banking and Securities Commission and a resolution of a General Extraordinary Stockholders' Meeting passed by a minimum vote of 95% of the shares of stock.

ARTICLE THIRTEENTH. Capital Stock Increases. Any increases in the Company's minimum fixed capital stock without the right to be redeemed will be effected by means of a resolution passed by a General Extraordinary Stockholders' Meeting, and therefore Article Sixth of the By-Laws must be amended. Any increases in the Company's variable capital stock within the limit set in Article Sixth hereof will be effected by means of a resolution passed by a General Ordinary Stockholders'

Meeting. New shares may be issued only after all of the preceding shares have been fully subscribed to and paid up.

The minutes containing the resolutions to increase the capital stock will always be notarized without the need, in the case of variable capital stock increases, to amend the By-Laws or to record the corresponding public deed in the Register of Deeds. Upon passing the respective resolutions, the Stockholders' Meeting that declares the increase, or any later Stockholders' Meeting or else, in the event of omission or delegation by said Stockholders' Meeting, the Board of Directors, will set the terms and guidelines to carry out such increase.

In the event of a capital stock increase by capitalizing premiums on stock, retained profits, reserves or any other stockholders' equity account, the stockholders will participate in the increase in proportion to the number of shares they own. Since the Company's stock certificates do not state a par value, no new stock certificates need be issued in these cases.

Any capital stock increases carried out due to the placement of the Company's own shares of stock, pursuant to the applicable statutes and Article Tenth of the Charter and By-Laws, will not call for a resolution of a Stockholders' Meeting, any entry on the Book of Capital Stock Variations [**Libro de Registro de Variaciones de Capital**], and the notarization.

Except for the case mentioned in the preceding paragraph, all capital stock increases must be entered on the Company's Book of Capital Stock Variations.

ARTICLE SEVENTEENTH. Right of Redemption. No resolution of a General Stockholders' Meeting will be required for a capital stock reduction as a consequence of a stockholder's wish to exercise his right of redemption pursuant to Articles 220 and 221 of the General Business Corporation Law.

The procedure in order for holders of shares representing the variable capital stock to exercise their right of redemption, besides abiding by Articles 220 and 221 of the General Business Company Law, will be subject to the condition that the corresponding refund be paid as follows:

a) At the lower of (i) 95% of the stock exchange listed value obtained from the average weighted price [**precio promedio ponderado**] of any trading carried out during the 30 (thirty) days in which the Company's shares of stock were traded, prior to the effective redemption date, during a period that cannot exceeds six months, or else and (ii) the book value of the shares pursuant to the financial statements as of the end of the fiscal year immediately preceding the year in which the separation of the stockholders must take effect, previously approved by a General Ordinary Stockholders' Meeting.

In the event that the number of days that the shares were traded during the period mentioned in the preceding

paragraph is less than thirty, the days in which the shares were actually traded will be taken into consideration. In the event that the shares are not traded in such period, the book value of the shares will be taken into consideration.

b) The refund will be payable by the Company on the day following the date of the General Ordinary Stockholders' Meeting that approved the financial statements for the fiscal year in which the redemption must take effect.

c) In the event that the Company receives at the same time various requests for redemption whose effect is to reduce the capital stock to less than the minimum amount, the Company will refund only any shares of stock whose refund does not cause the reduction to less than the fixed capital stock, and such refund will be carried out, as to each requesting stockholder, in proportion to the number of shares whose refund may have been requested at the same time.

ARTICLE TWENTY SECOND. Exercise of Corporate and Beneficial Rights. Only fully paid up shares (and assessable shares whose holders are up-to-date in the payment of capital contributions) entitle their holders to exercise the corporate and beneficial rights that they confer. No shares issued and acquired by the Company pursuant to Article Tenth hereof, treasury stock, unsubscribed shares issued pursuant to Article Eighth hereof and assessable shares whose holders have defaulted *vis-à-vis* the Company will not be regarded outstanding in order

to determine the quorum for and the votes at Stockholders' Meetings.

ARTICLE TWENTY FOURTH. Ordinary and Extraordinary Stockholders' Meetings. A General Ordinary Stockholders' Meeting will be held at least once every year within 4 (four) months following the end of each fiscal year. In addition to the issues listed on the Agenda, a General Annual Ordinary Stockholders' Meeting must (i) address, approve or change the Board of Directors' report to which reference is made in Article 172 of the General Business Corporation Law, bearing in mind the Examiner's or Examiners' report; (ii) decide on the allocation of profits; (iii) appoint the members of the Board of Directors, the Examiner or Examiners and the Proprietary and Deputy Members of the Committees, and set their remuneration; (iv) address the Audit Committee report to which the Stock Market Law and Article Thirty Fifth hereof refer; and (v) expressly agree upon the maximum amount of funds to be devoted to purchase the Company's own shares of stock, as provided in the Stock Market Law and other applicable statutes.

A General Extraordinary Stockholders' Meeting will be held whenever there is any issue which should be addressed by it.

ARTICLE THIRTY THIRD. Board of Directors' Duties and Authority. The Board of Directors will run and manage the Company and decide on everything regarding the pursuit of the Company's purposes, and:

(i) Define the Company's strategy.

(ii) Make sure that the stockholders and the market have access to the Company's information pursuant to the Stock Market Law and general rules.

(iii) Implement internal control mechanisms.

(iv) Make sure that the Company has the necessary mechanisms to comply with the applicable laws.

(v) Regularly assess the Chief Executive Officer's and top-ranking officers' performance.

(vi) Review the report issued by the Audit Committee to which reference is made in Article Thirty Fifth hereof, and appraise the findings or recommendations made in the same and in the opinions issued by said Committee pursuant to these By-Laws and the applicable statutes.

The Board of Directors is the Company's legal representative with authority, in the name and on behalf of the Company, to carry out any acts which the Law or these By-Laws do not reserve to Stockholders' Meetings. The Board of Directors will have the following authority and obligations by way of illustration and not by way of limitation:

I. A general power of attorney for lawsuits and collections, with all of the general authority and the special authority that calls for a special clause pursuant to law, without limitation, as provided in Article 2554, first paragraph, of the Civil Code for the Federal District and the corresponding

Article of the Civil Code for each other State of the Republic of Mexico and the Federal District. The Board of Directors has the following authority by way of illustration and not by way of limitation: to file complaints, press criminal charges and grant acquittals, to join criminal procedures as aggrieved party or assistant; to drop any actions filed by it, including **amparos** [proceedings seeking protection under constitutional grounds]; to make settlements, submit to arbitration, answer and propound interrogatories, assign property, challenge judges, receive payments and carry out all acts specified by law, and represent the Company before judicial and administrative, criminal, civil or other authorities, and before labor authorities and courts.

II. A general power of attorney for acts of administration and acts of ownership, pursuant to Article 2554, paragraphs second and third, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each other State of the Republic of Mexico and the Federal District.

III. A power of attorney to appoint and remove the Chief Executive Officer [**Director General**] and any other Managing Director and General or Special Manager, and other Company officers, attorneys in fact, agents and employees, and to set their authority, duties, labor conditions and pay, and to accept their resignations and to grant them leaves of absence.

IV. To issue, draw, subscribe, accept, endorse for deposit, endorse as security and otherwise negotiate with all

kinds of credit instruments, pursuant to Article 9 of the General Credit Instruments and Transactions Law.

V. To open and cancel accounts with any bank or any other financial intermediary, and to make deposits in and withdraw from said accounts, and to appoint the persons who may draw against them and to set the specific authority of such persons.

VI. To call and enforce resolutions of General Ordinary, Extraordinary or Special Stockholders' Meetings.

VII. To draw up internal labor regulations.

VIII. To appoint and remove the Company's external auditors based on the Audit Committee's prior opinion.

IX. To appoint the members of the Audit Committee to which the Stock Market Law and Article Thirty Fifth hereof refer, in the event that an Ordinary Stockholders' Meeting does not appoint them.

X. To set up Company offices and branches and to stipulate domiciles for contract and tax purposes, elsewhere in the Republic of Mexico or abroad.

XI. The authority, which cannot be delegated, to approve:

(i) any transactions not falling in the regular course of business between the Company and its partners, or with persons forming the Company's management or with whom such persons have

equity relations or else a relationship by blood or kinship by marriage up to the second degree, the spouse or concubine;

(ii) the purchase or sale of property for up to 10% or more of the assets;

(iii) the posting of guaranties for an amount in excess of 30% of the Company's assets; and

(iv) transactions other than the preceding transactions that do not fall within the regular course of business and that represent over 1% of the Company's assets.

The members of the Board of Directors will be liable for any resolutions they pass in connection with the matters to which this paragraph refers unless, not being at fault, they expressed their inconformity at the time of discussing and deciding in connection with the involved act, or did not attend the Board Meeting at which such resolution was passed.

XII. Without prejudice of the Audit Committee's opinion, the authority, which cannot be delegated, to approve in connection with the Company's subsidiaries the same transactions to which the paragraph XI above refers, for which purpose the Company's attorneys in fact that attend said subsidiaries' partners' or stockholders' meetings at which resolutions will be passed in connection with any of such issues, must obtain the prior approval of the Company's Board of Directors as to how the voting right of any Company-owned shares must be exercised at such meetings.

XIII. To confer, grant, revoke or modify general or special powers of attorney and, if proper, within the limit of its own authority, to grant the authority of substitution, other than in connection with any authority whose exercise is entrusted only to the Board of Directors by law or hereunder, and to reserve the exercise of its own authority.

XIV. To take out, on account of the Company, and to enter into such agreements and carry out such acts as may be advisable or necessary to take out, civil liability insurance of which the Company may be the loss payee, in connection with the obligation to indemnify the Company for any damages incurred by the members of the Board of Directors, including the members of the Committees to which these By-Laws refer, or the Examiners or the Chief Executive Officer or the Secretary or Assistant Secretary of the Company's Board of Directors or any of said Committees, due to acts or omissions unwillfully committed while performing their duties, and to enter into such agreements and carry out such acts as may be advisable or necessary.

XV. To set the time, place and terms to pay dividends declared by Stockholders' Meetings.

XVI. To authorize, when necessary pursuant to Article 14 Bis 3 of the Stock Market Law, the purchase at a stock exchange of the Company's own shares of stock in the terms of the applicable laws, and their later placement as provided in Article Tenth hereof.

XVII. To appoint the person or persons charged with the purchase and placement of the Company's own shares of stock, and to set the policies and guidelines to be followed in connection with such transactions both by the Company and by its directors, officers and other involved persons, pursuant to Article Tenth of the Charter and By-Laws and the applicable statutes.

XVIII. To form and remove Board of Directors Consultative Committees made up by the Directors designated by the Board itself. Such committees will have the specific permanent or temporary duties set by the Board, such as evaluating, remuneration, finance, strategy, planning or other duties. The Board of Directors' Consultative Committees will submit their recommendations to the Board and the Board of Directors will decide thereon pursuant to these By-Laws.

XIX. To issue opinions, in the event of the cancellation of the registration of the Company's shares with the Securities Section of the National Securities Register, regarding the justification of the public purchase offering price, where required by Article Twelfth of the Charter and By-Laws, and to approve, in such an event and with the Audit Committee's prior opinion, that the stockholders under the obligation of making the public offering be able to use a different basis to determine the price of the public purchase offering.

XX. To approve, with the Audit Committee's favorable opinion, any relevant modifications to the policies, criteria and accounting practices pursuant to which the Company's financial statements are drawn up.

XXI. To take all of such action as may be authorized by these By-Laws or which may be a consequence hereof.

ARTICLE THIRTY FIFTH. Audit Committee. The Company will have an Audit Committee made up by at least three Directors; the Committee Chairman and the majority of the Committee members must be independent; the Examiner or Examiners will be invited to join Committee meetings and he or they will attend as guests, and may speak up but not vote at such Committee meetings. The Audit Committee must, among other things:

(a) draw up an annual report on its activities for filing with the Board of Directors in order for the latter to file it with the Annual Stockholders' Meeting together with the annual report that the Board will file pursuant to Article 172 of the General Business Company Law;

(b) report on transactions carried out with related persons to which reference is made in Article Thirty Third, Section XI, subsection (i), hereof;

(c) propose the retaining of independent specialists where it deems it advisable, in order for them to render an opinion regarding the transactions to which Article Thirty Third, Section XI, hereof refers.

(d) To issue an opinion, in the event of the cancellation of the registration of the Company's shares of stock in the Securities Section of the National Securities Register, regarding the justification of the price of the public purchase offering and, if proper, in order for the stockholders under the obligation of making such public offering to be able to use a different basis to determine the price of the public purchase offering, in the events to which Article Twelfth hereof refers.

(e) To issue an opinion on and to recommend to the Board of Directors the candidates for outside auditors of the Company and to approve any services in addition to the auditing services, if any, provided to the Company by the accountants and auditors firm where the outside auditors work.

(f) To approve the relevant modifications to the accounting policies, criteria and practices pursuant to which the financial statements are prepared.

(g) Such other duties as are set out by the Stock Market Law, the General Rules issued by the National Banking and Securities Commission and these By-Laws.

The Audit Committee members and the Examiners who in any transaction have any interest not consistent with the Company's interests, must so advise the other Committee members and abstain from engaging in any discussion and resolution. Anyone who contravenes this provision shall be liable for any damages caused to the Company.'

2. In view of the above amendments to the Company's Charter and By-Laws, issue new provisional or permanent stock certificates embodying the principal rights and obligations of the Company's stockholders, including the provisions of the of the Charter and By-Laws approved as per Resolution 1 above; the certificates will constitute the 2004-1 Issue and, if permanent stock certificates, will bear attached consecutively-numbered coupons. Exchange the new stock certificates for the currently outstanding 2002-1 Issue stock certificates, which will be cancelled.

3. Any one of Messrs. Ernesto López de Nigris, Juan Carlos López Villarreal and Felipe Mellado Flores is authorized to draft, sign and publish the corresponding notice or notices to carry out the agreed upon stock certificate exchange."

ITEM TWO. In consideration of Item Second of the Agenda, the stockholders by a unanimous vote

R E S O L V E D:

"4. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Alberto Saavedra O., Manuel Isidro Fernández Pérez and José G. Baptista González are appointed Delegates of this Meeting so that, either jointly or individually, they appear before the notary public of their choice to notarize the minutes of this Meeting in whole or in part if they deem it advisable or necessary, and either they or their designee record the corresponding public deed [**instrumento**

público] in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the Company's domicile, and generally take all of such steps and sign all of such documents as may be necessary to formalize and fulfill the resolutions passed by this Meeting, and issue such certified copies of the minutes of this Meeting as they may deem advisable. Likewise, each delegate, individually, is authorized to declare, under oath, upon showing up before the notary public to notarize the minutes of this Meeting, that the company has made sure that the tax identification numbers [**clave del registro federal de contribuyentes**] submitted by the stockholders who attended this meeting and which are transcribed on the attendance list, are consistent with the tax identification numbers appearing on the respective tax identification cards [**cédula de identificación fiscal**] and that the Company will file with the corresponding Local Tax Collection Office, within the applicable term, the list of its non-Mexico resident stockholders, as proper, pursuant to Article 27 of the Federal Tax Code [**Código Fiscal de la Federación**] and other applicable statutes. Likewise, the Secretary of the Meeting is authorized to issue such certified copies of these minutes as he may deem proper."

Since no further business were submitted for consideration, the Stockholders adjourned the Meeting for as long as it was necessary in order to draw up these minutes, which were

read and thereupon approved by the stockholders and then signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made of the fact that all of the attendees were present throughout the meeting.

The following documents are attached to the file of these minutes: a) The Attendance List plus exhibits, with the names of the holders of the shares represented at the Meeting, and the corresponding tax identification numbers of the stockholders who were present and who must request their registration as provided in the applicable laws; b) Letter proxies; c) Admittance Cards; d) Proof of Deposit of the Shares of Stock; e) Copies of the Newspapers *Vanguardia*, *Palabra* and *El Diario de Coahuila* of this City and of *El Universal* and *Reforma* of the City of Mexico, Federal District, of April 1st, 2004.

The Meeting was adjourned at 12:25 p.m. on April 30, 2004.

ERNESTO LÓPEZ DE NIGRIS
Chairman

JORGE BARRERO STAHL
Secretary

FERNANDO GARCÍA GONZÁLEZ
Teller

SAÚL CASTAÑEDA VERGARA
Teller

(Translation)

MINUTES N° 77

The persons appearing on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 12 o'clock noon on April 30, 2004, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, in Saltillo, Coahuila, for the purpose of holding the General Annual Ordinary Stockholders' Meeting of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., to which they were called by means of a notice published on April 1st, 2004, on the newspapers *Vanguardia, Palabra* and *El Diario de Coahuila* of Saltillo, and *El Universal* and *Reforma* of Mexico City.

Mr. Juan Carlos López Villarreal, Co-Chairman of the Board of Directors and Co-President of the Company, chaired the meeting and, upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the Report prepared by the Board Secretary, for at least fifteen days prior to the date set to hold the meeting, the Company made available to the stock market intermediaries the forms of letter proxies drawn up by the Company in order for anyone wishing to attend the meeting on behalf of stockholders to be able to establish their qualifications to do so; the Secretary himself made sure that Article 14 bis 3, Section VI, paragraph c), of the Stock Market Law [**Ley del Mercado de Valores**], was complied with.

The Chairman appointed Messrs. Fernando García González and Saúl Castañeda Vergara as Tellers, who accepted their appointments, checked the Admittance Cards, the Letter Proxies and the Stock Transfer Book, and drew up the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of this meeting and which establishes that 265,830,967 shares, which account for 92.97% of the 285,658,905 voting shares of stock of Grupo Industrial Saltillo, S.A. de C.V., were represented at the meeting.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the meeting was called with as much advance notice as provided by said By-Laws.

The Chairman thereupon asked the Secretary to read the following

AGENDA:

I. Filing and if proper approval of a motion to amend certain Articles of the Charter and By-Laws in order to adjust them to the amendments to the Stock Market Law and the Single Circular Letter.

II. Appointment of Delegates to enforce and formalize the resolutions passed by the meeting.

The stockholders by a unanimous vote approved the Chairman's declaration and addressed the Agenda as follows:

ITEM ONE. In consideration of Item First of the Agenda, the Secretary, upon the Chairman's request, explained the motion to amend certain Articles of the Company's Charter and By-Laws in order to adjust them to the latest general provisions issued by the National Banking and Securities Commission [**Comisión Nacional Bancaria y de Valores**] and which apply to securities issuers and other participants in the stock market, as published on the March 19, 2003, issue of the *Official Gazette of the Federation* [**Diario Oficial de la Federación**], and the provisions applicable to the purchases of securities that must be disclosed and public offerings to buy securities, as published on the April 25, 2002, issue of the *Official Gazette of the Federation*, which are regulatory provisions of the Stock Market Law. The motion specifically amends Articles Sixth, Seventh, Tenth, Eleventh, Twelfth, Thirteenth, Seventeenth, Twenty Second, Twenty Fourth, Thirty Third and Thirty Fifth of the Company's Charter and By-Laws.

The Secretary then stated that, except for the aforesaid amendments, the rest of the Company's Charter and By-Laws would remain as currently drafted.

The Chairman then asked the Secretary to read the amendment motion.

The stockholders thereupon by a unanimous vote

R E S O L V E D :

"1. Articles Sixth, Seventh, Tenth, Eleventh, Twelfth, Thirteenth, Seventeenth, Twenty Second, Twenty Fourth, Thirty Third and Thirty Fifth of the Charter and By-Laws of Grupo Industrial Saltillo, S. A. de C. V., are amended to remain worded as follows from this date onward:

'ARTICLE SIXTH. Capital Stock. The Company's capital stock is variable. The minimum fully subscribed and paid up fixed capital stock without the right to be redeemed aggregates Ps.50,000,000, represented by 268,119,870 no-par, single series or free subscription, common registered shares.

The variable portion of the capital stock will be represented by no-par common registered shares with the features set by the General Stockholders' Meeting that approves their issue.

The shares may be subscribed to or acquired by Mexican or foreign individual or corporate investors.

The common shares confer equal rights and impose equal obligations upon their holders and entitle the latter to cast one vote at General Stockholders' Meetings.

In order to avoid distinctions in the quoted price of the shares, the provisional or permanent stock certificates will not differentiate between the shares representing the minimum capital stock and the shares representing the variable capital stock; in the event that a stockholder wishes to exercise his

right to redeem shares, Article Seventeenth, last paragraph, hereof, will apply.

ARTICLE SEVENTH. Subsidiaries cannot buy Company Shares. No entity in which Grupo Industrial Saltillo, S.A. de C.V., holds a majority equity stake may invest, either directly or through any other entity in which Grupo Industrial Saltillo, S.A. de C.V., holds a majority equity stake, in shares of stock of Grupo Industrial Saltillo, S.A. de C.V., or in shares of stock or partnership interests of any other entity which is the majority stockholder of Grupo Industrial Saltillo, S.A. de C.V., or, if not the majority stockholder, which Grupo Industrial Saltillo, S. A. de C. V., knows is the holder of any percentage of shares of stock of Grupo Industrial Saltillo, S. A. de C. V.

Purchases of shares to implement or comply with stock options granted to the Company's or its subsidiaries' workers, officers or directors are exempt from the above prohibition, subject to the applicable laws, provided that any shares so acquired do not exceed 25% of all of the Company's outstanding stock.

ARTICLE TENTH. Repurchase of Shares. Besides the events expressly listed in Articles 134 and 136 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**], the Company may buy its own shares of stock through a qualified stock exchange at their current market price, in the following terms and conditions:

(a) The Company will repurchase its own shares out of the stockholder's equity account [**capital contable**] as long as said shares belong to the Company, or out of the capital stock if, either before or after their acquisition, a Stockholders' or Board of Directors' Meeting decides to convert them into treasury stock. No resolution of a Stockholders' Meeting will be necessary to so repurchase the shares out of the capital stock.

(b) Every year, a General Ordinary Stockholders' Meeting must expressly set the maximum amount of funds which, as long as another Ordinary Stockholders' Meeting does not decide otherwise, the Company may use to repurchase its own shares during the period running from that Stockholders' Meeting to the immediately subsequent Ordinary Annual Stockholders' Meeting; the only limit will be that the sum of any funds to be used for such purpose may never exceed the total balance of the Company's net profits, including retained profits.

(c) No Company shares owned by the Company itself may be represented at Stockholders' Meetings.

(d) The Company's own shares or the treasury stock to which this Article refers, without prejudice of the provisions of the General Business Corporation Law, may be placed among investors at large, without such placement or, if proper, a capital stock increase, depending on whether the Company's own shares of stock or treasury stock are involved, calling for a resolution of a Board of Directors' or Stockholders' Meeting.

(e) Any stock purchases and placements provided for in this Article, any reports on such stock purchases and placements that must be filed with a General Ordinary Stockholders' Meeting, the rules of disclosure of financial information, the stock purchase and placement policies approved by the Board of Directors to carry out such transactions, the appointment of the persons authorized to order such transactions, and how and in what terms such transactions must be reported to the National Banking and Securities Commission, the corresponding Stock Exchange and the investors at large, are subject to the general rules issued by the Commission.

(f) The provisions of Article 132 of the General Business Corporation Law shall not apply as to any treasury stock which is once again placed among investors at large as provided in this Article.

ARTICLE ELEVENTH. Stock Transfer Book. The Company will carry a Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law, on which the permanent or provisional stock certificates issued by the Company will be recorded, with an indication of the personal, trade or corporate name, nationality and address of the holders.

Said Stock Transfer Book may be carried by (a) the Secretary or, in his absence, the Assistant Secretary of the Board of Directors; (b) any securities deposit institution, (c) any credit institution, or (d) anyone appointed by the

Board of Directors as Company registrar. In the absence of an express appointment by the Board of Directors, the Stock Transfer Book will be carried by the Secretary and, in his absence, by the Assistant Secretary of the Board of Directors.

Upon request of any interested party, and after the necessary proof has been filed, any transfers and conversions of shares of stock and any creation of security interests, attachments and other liens on the same will be recorded on the Stock Transfer Book.

The Stock Transfer Book will be closed from the second business day before the holding of a Stockholders' Meeting to and including the date on which the Stockholders' Meeting is held; during said period, no entries will be made on the Stock Transfer Book and no certifications or certificates will be issued.

The entries on the Stock Transfer Book of any Company-issued shares of stock deposited with a qualified securities deposit institution will be carried out with the (i) proof of deposit issued by such securities deposit institution in connection with each Stockholders' Meeting, and (ii) the lists issued by the depositors to complement such proof of deposit, with the information on the stockholders, as provided in Article 78 of the Stock Market Law.

Pursuant to Articles 128 and 129 of the General Business Corporation Law, the Company will consider as legitimate

holder of shares only such party as may be recorded as stockholder in the Stock Transfer Book.

The Company will not record on the Stock Transfer Book to which this Article refers any persons or Group of Purchasers [**Grupo de Adquirentes**] that, either directly or indirectly, acquired a Significant Participation [**Participación Significativa**] in the Company or else a participation that exceeds one half of the Voting Securities [**Valores con Derecho a Voto**] or that increase their participation until exceeding such amount, without having previously made a public purchase offering pursuant to the provisions of the general rules applicable to securities purchases that must be disclosed and public securities purchase offerings issued by the National Banking and Securities Commission and published on the April 25, 2002 issue of the *Official Gazette* of the Federation, as modified by the legal provisions that replace such Rules. Such persons or Group of Purchasers may not exercise any corporate rights granted by the corresponding Voting Securities.

For the purposes of the preceding paragraph:

I. "Group of Purchasers" shall mean any persons that:

a) Have agreed to make the same decisions or to act in a concerted manner [**de manera concertada**];

b) Have either directly or indirectly the possibility under any title to impose decisions on general stockholders' meetings or to appoint or remove a majority of the members of the

board of directors of one or more companies that either directly or indirectly purchase Company-issued Voting Securities;

c) Exercise management powers over one or more other persons charged with the decision-making process or the administration of any funds out of which direct or indirect purchases of company-issued Voting Securities are carried out; or

d) Are related by blood or kinship by marriage up to the second degree or are the spouses or concubines;

II. "Significant Participation" shall mean the direct or indirect ownership or holding of 30% or more of the Company's Voting Securities.

III. "Voting Securities" shall mean:

a) The Company's common stock;

b) Any securities convertible into common stock or certificates of participation [**certificados de participación**] that represent the right to an aliquot share of the ownership of such stock; or

c) Any optional certificates [**títulos opcionales**] or contracts payable [**contratos liquidables**] in kind that confer upon their holders the right to purchase the stock, securities or certificates mentioned in the preceding paragraphs.

The optional certificates, contracts or securities convertible into common stock to which this section III refer

will comprise up to the percentage of capital stock, if any, resulting from the conversion or exercise of the purchase rights.

ARTICLE TWELFTH. Requirements to Cancel the Registration of Shares. Prior to canceling the registration of the Company's shares in the Securities Section of the National Securities Register [**Registro Nacional de Valores**], either upon the Company's request or upon a resolution passed by the National Banking and Securities Commission pursuant to Law, the following steps will be taken:

a) The holders of a majority of the outstanding common stock or which under any title can impose decisions on general stockholders' meetings or appoint a majority of the members of the Company's Board of Directors, must make a public purchase offering.

b) The offering stockholders must convey to a trust, for at least six months, the necessary funds to buy at the same price as the offering any shares of stock of the investors that did not participate in the offering, if after the public purchase offering has been made and prior to the cancellation of the record on the register, such stockholders are unable to acquire 100% of the paid up capital stock.

c) The public offering to which this Article refers must be made for at least the higher of the listed value [**valor de cotización**] at a Stock Exchange or the book value of each share pursuant to the latest quarterly report filed with the

National Banking and Securities Commission and such Stock Exchange before the offering, except when such value has been modified pursuant to criteria applicable to the determination of relevant information, in which case the latest financial information available to the Company must be taken into consideration.

For these purposes, the Stock Exchange listed value will be the average weighted price of the transactions that may have taken place during the last thirty days that the Company's stock was traded prior to the date of the offering, for a period that may not exceed six months. In the event that the number of days in which the shares were traded is less than thirty, the days during which such stock was actually traded will be taken into consideration. If no shares are traded during such period, the book value of the shares will be taken into consideration.

d) The Company's Board of Directors, within five business days prior to the effective date of the offering, must issue its opinion regarding the justification of the price of the public purchase offering, in which it will take into consideration the minority stockholders' interests in order to comply with Article 16, second paragraph, of the Stock Market Law, and the opinion of the Audit Committee, if different from the opinion of the Board of Directors, must be disclosed. In the event that the Board of Directors faces situations that may create a conflict of interests to it, the Board of Directors'

opinion must be accompanied by the opinion of an independent expert selected by the Audit Committee, which makes special emphasis on the protection of the minority stockholders' rights.

e) Any stockholders under the obligation of making the public offering may ask the Commission to authorize them, bearing in mind the Company's financial condition and expectations, to authorize a basis other than the one mentioned in paragraph c) above, to determine the purchase price, provided that they produce the Board of Directors' consent, with the Audit Committee's prior favorable opinion, which lists the reasons why it is believed proper to set a different price. Such consent must be accompanied by an independent expert's report that puts special emphasis on the fact that the price is consistent with Article 16 of the Stock Market Law.

f) The stockholders to which paragraph (a) of this Article refers will not be under the obligation of making the above mentioned public offering for the registration cancellation if the approval is produced of stockholders accounting for at least 95% of the involved Company's stock issued by a resolution of a Stockholders' Meeting and that the amount to be offered by the shares of stock placed among investors at large is less than 300,000 Investments Units [**Unidades de Inversión**] (UDIS). In order to apply for and obtain the cancellation, the trust to which reference is made in paragraph (b) of this Article must be created and the Company must report the cancellation and creation

of that trust through the SEDI (**Sistema Electrónico de Envío y Difusión de Información:** Electronic Information Remittance and Disclosing System).

g) The provisions of this Article will also apply to ordinary certificates of participation, if any, issued, whose underlying value are Company-issued shares of stock.

h) The provisions of this Article will be subject to the provisions of the General Rules [**Disposiciones de Carácter General**] issued by the National Banking and Securities Commission.

i) Any amendment to this Article of the Company's Charter and By-Laws other than as required by the Stock Market Law and its regulations calls for the prior approval of the National Banking and Securities Commission and a resolution of a General Extraordinary Stockholders' Meeting passed by a minimum vote of 95% of the shares of stock.

ARTICLE THIRTEENTH. Capital Stock Increases. Any increases in the Company's minimum fixed capital stock without the right to be redeemed will be effected by means of a resolution passed by a General Extraordinary Stockholders' Meeting, and therefore Article Sixth of the By-Laws must be amended. Any increases in the Company's variable capital stock within the limit set in Article Sixth hereof will be effected by means of a resolution passed by a General Ordinary Stockholders'

Meeting. New shares may be issued only after all of the preceding shares have been fully subscribed to and paid up.

The minutes containing the resolutions to increase the capital stock will always be notarized without the need, in the case of variable capital stock increases, to amend the By-Laws or to record the corresponding public deed in the Register of Deeds. Upon passing the respective resolutions, the Stockholders' Meeting that declares the increase, or any later Stockholders' Meeting or else, in the event of omission or delegation by said Stockholders' Meeting, the Board of Directors, will set the terms and guidelines to carry out such increase.

In the event of a capital stock increase by capitalizing premiums on stock, retained profits, reserves or any other stockholders' equity account, the stockholders will participate in the increase in proportion to the number of shares they own. Since the Company's stock certificates do not state a par value, no new stock certificates need be issued in these cases.

Any capital stock increases carried out due to the placement of the Company's own shares of stock, pursuant to the applicable statutes and Article Tenth of the Charter and By-Laws, will not call for a resolution of a Stockholders' Meeting, any entry on the Book of Capital Stock Variations [**Libro de Registro de Variaciones de Capital**], and the notarization.

Except for the case mentioned in the preceding paragraph, all capital stock increases must be entered on the Company's Book of Capital Stock Variations.

ARTICLE SEVENTEENTH. Right of Redemption. No resolution of a General Stockholders' Meeting will be required for a capital stock reduction as a consequence of a stockholder's wish to exercise his right of redemption pursuant to Articles 220 and 221 of the General Business Corporation Law.

The procedure in order for holders of shares representing the variable capital stock to exercise their right of redemption, besides abiding by Articles 220 and 221 of the General Business Company Law, will be subject to the condition that the corresponding refund be paid as follows:

a) At the lower of (i) 95% of the stock exchange listed value obtained from the average weighted price [**precio promedio ponderado**] of any trading carried out during the 30 (thirty) days in which the Company's shares of stock were traded, prior to the effective redemption date, during a period that cannot exceeds six months, or else and (ii) the book value of the shares pursuant to the financial statements as of the end of the fiscal year immediately preceding the year in which the separation of the stockholders must take effect, previously approved by a General Ordinary Stockholders' Meeting.

In the event that the number of days that the shares were traded during the period mentioned in the preceding

paragraph is less than thirty, the days in which the shares were actually traded will be taken into consideration. In the event that the shares are not traded in such period, the book value of the shares will be taken into consideration.

b) The refund will be payable by the Company on the day following the date of the General Ordinary Stockholders' Meeting that approved the financial statements for the fiscal year in which the redemption must take effect.

c) In the event that the Company receives at the same time various requests for redemption whose effect is to reduce the capital stock to less than the minimum amount, the Company will refund only any shares of stock whose refund does not cause the reduction to less than the fixed capital stock, and such refund will be carried out, as to each requesting stockholder, in proportion to the number of shares whose refund may have been requested at the same time.

ARTICLE TWENTY SECOND. Exercise of Corporate and Beneficial Rights. Only fully paid up shares (and assessable shares whose holders are up-to-date in the payment of capital contributions) entitle their holders to exercise the corporate and beneficial rights that they confer. No shares issued and acquired by the Company pursuant to Article Tenth hereof, treasury stock, unsubscribed shares issued pursuant to Article Eighth hereof and assessable shares whose holders have defaulted *vis-à-vis* the Company will not be regarded outstanding in order

to determine the quorum for and the votes at Stockholders' Meetings.

ARTICLE TWENTY FOURTH. Ordinary and Extraordinary Stockholders' Meetings. A General Ordinary Stockholders' Meeting will be held at least once every year within 4 (four) months following the end of each fiscal year. In addition to the issues listed on the Agenda, a General Annual Ordinary Stockholders' Meeting must (i) address, approve or change the Board of Directors' report to which reference is made in Article 172 of the General Business Corporation Law, bearing in mind the Examiner's or Examiners' report; (ii) decide on the allocation of profits; (iii) appoint the members of the Board of Directors, the Examiner or Examiners and the Proprietary and Deputy Members of the Committees, and set their remuneration; (iv) address the Audit Committee report to which the Stock Market Law and Article Thirty Fifth hereof refer; and (v) expressly agree upon the maximum amount of funds to be devoted to purchase the Company's own shares of stock, as provided in the Stock Market Law and other applicable statutes.

A General Extraordinary Stockholders' Meeting will be held whenever there is any issue which should be addressed by it.

ARTICLE THIRTY THIRD. Board of Directors' Duties and Authority. The Board of Directors will run and manage the Company and decide on everything regarding the pursuit of the Company's purposes, and:

(i) Define the Company's strategy.

(ii) Make sure that the stockholders and the market have access to the Company's information pursuant to the Stock Market Law and general rules.

(iii) Implement internal control mechanisms.

(iv) Make sure that the Company has the necessary mechanisms to comply with the applicable laws.

(v) Regularly assess the Chief Executive Officer's and top-ranking officers' performance.

(vi) Review the report issued by the Audit Committee to which reference is made in Article Thirty Fifth hereof, and appraise the findings or recommendations made in the same and in the opinions issued by said Committee pursuant to these By-Laws and the applicable statutes.

The Board of Directors is the Company's legal representative with authority, in the name and on behalf of the Company, to carry out any acts which the Law or these By-Laws do not reserve to Stockholders' Meetings. The Board of Directors will have the following authority and obligations by way of illustration and not by way of limitation:

I. A general power of attorney for lawsuits and collections, with all of the general authority and the special authority that calls for a special clause pursuant to law, without limitation, as provided in Article 2554, first paragraph, of the Civil Code for the Federal District and the corresponding

Article of the Civil Code for each other State of the Republic of Mexico and the Federal District. The Board of Directors has the following authority by way of illustration and not by way of limitation: to file complaints, press criminal charges and grant acquittals, to join criminal procedures as aggrieved party or assistant; to drop any actions filed by it, including **amparos** [proceedings seeking protection under constitutional grounds]; to make settlements, submit to arbitration, answer and propound interrogatories, assign property, challenge judges, receive payments and carry out all acts specified by law, and represent the Company before judicial and administrative, criminal, civil or other authorities, and before labor authorities and courts.

II. A general power of attorney for acts of administration and acts of ownership, pursuant to Article 2554, paragraphs second and third, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each other State of the Republic of Mexico and the Federal District.

III. A power of attorney to appoint and remove the Chief Executive Officer [**Director General**] and any other Managing Director and General or Special Manager, and other Company officers, attorneys in fact, agents and employees, and to set their authority, duties, labor conditions and pay, and to accept their resignations and to grant them leaves of absence.

IV. To issue, draw, subscribe, accept, endorse for deposit, endorse as security and otherwise negotiate with all

kinds of credit instruments, pursuant to Article 9 of the General Credit Instruments and Transactions Law.

V. To open and cancel accounts with any bank or any other financial intermediary, and to make deposits in and withdraw from said accounts, and to appoint the persons who may draw against them and to set the specific authority of such persons.

VI. To call and enforce resolutions of General Ordinary, Extraordinary or Special Stockholders' Meetings.

VII. To draw up internal labor regulations.

VIII. To appoint and remove the Company's external auditors based on the Audit Committee's prior opinion.

IX. To appoint the members of the Audit Committee to which the Stock Market Law and Article Thirty Fifth hereof refer, in the event that an Ordinary Stockholders' Meeting does not appoint them.

X. To set up Company offices and branches and to stipulate domiciles for contract and tax purposes, elsewhere in the Republic of Mexico or abroad.

XI. The authority, which cannot be delegated, to approve:

(i) any transactions not falling in the regular course of business between the Company and its partners, or with persons forming the Company's management or with whom such persons have

equity relations or else a relationship by blood or kinship by marriage up to the second degree, the spouse or concubine;

(ii) the purchase or sale of property for up to 10% or more of the assets;

(iii) the posting of guaranties for an amount in excess of 30% of the Company's assets; and

(iv) transactions other than the preceding transactions that do not fall within the regular course of business and that represent over 1% of the Company's assets.

The members of the Board of Directors will be liable for any resolutions they pass in connection with the matters to which this paragraph refers unless, not being at fault, they expressed their inconformity at the time of discussing and deciding in connection with the involved act, or did not attend the Board Meeting at which such resolution was passed.

XII. Without prejudice of the Audit Committee's opinion, the authority, which cannot be delegated, to approve in connection with the Company's subsidiaries the same transactions to which the paragraph XI above refers, for which purpose the Company's attorneys in fact that attend said subsidiaries' partners' or stockholders' meetings at which resolutions will be passed in connection with any of such issues, must obtain the prior approval of the Company's Board of Directors as to how the voting right of any Company-owned shares must be exercised at such meetings.

XIII. To confer, grant, revoke or modify general or special powers of attorney and, if proper, within the limit of its own authority, to grant the authority of substitution, other than in connection with any authority whose exercise is entrusted only to the Board of Directors by law or hereunder, and to reserve the exercise of its own authority.

XIV. To take out, on account of the Company, and to enter into such agreements and carry out such acts as may be advisable or necessary to take out, civil liability insurance of which the Company may be the loss payee, in connection with the obligation to indemnify the Company for any damages incurred by the members of the Board of Directors, including the members of the Committees to which these By-Laws refer, or the Examiners or the Chief Executive Officer or the Secretary or Assistant Secretary of the Company's Board of Directors or any of said Committees, due to acts or omissions unwillfully committed while performing their duties, and to enter into such agreements and carry out such acts as may be advisable or necessary.

XV. To set the time, place and terms to pay dividends declared by Stockholders' Meetings.

XVI. To authorize, when necessary pursuant to Article 14 Bis 3 of the Stock Market Law, the purchase at a stock exchange of the Company's own shares of stock in the terms of the applicable laws, and their later placement as provided in Article Tenth hereof.

XVII. To appoint the person or persons charged with the purchase and placement of the Company's own shares of stock, and to set the policies and guidelines to be followed in connection with such transactions both by the Company and by its directors, officers and other involved persons, pursuant to Article Tenth of the Charter and By-Laws and the applicable statutes.

XVIII. To form and remove Board of Directors Consultative Committees made up by the Directors designated by the Board itself. Such committees will have the specific permanent or temporary duties set by the Board, such as evaluating, remuneration, finance, strategy, planning or other duties. The Board of Directors' Consultative Committees will submit their recommendations to the Board and the Board of Directors will decide thereon pursuant to these By-Laws.

XIX. To issue opinions, in the event of the cancellation of the registration of the Company's shares with the Securities Section of the National Securities Register, regarding the justification of the public purchase offering price, where required by Article Twelfth of the Charter and By-Laws, and to approve, in such an event and with the Audit Committee's prior opinion, that the stockholders under the obligation of making the public offering be able to use a different basis to determine the price of the public purchase offering.

XX. To approve, with the Audit Committee's favorable opinion, any relevant modifications to the policies, criteria and accounting practices pursuant to which the Company's financial statements are drawn up.

XXI. To take all of such action as may be authorized by these By-Laws or which may be a consequence hereof.

ARTICLE THIRTY FIFTH. Audit Committee. The Company will have an Audit Committee made up by at least three Directors; the Committee Chairman and the majority of the Committee members must be independent; the Examiner or Examiners will be invited to join Committee meetings and he or they will attend as guests, and may speak up but not vote at such Committee meetings. The Audit Committee must, among other things:

(a) draw up an annual report on its activities for filing with the Board of Directors in order for the latter to file it with the Annual Stockholders' Meeting together with the annual report that the Board will file pursuant to Article 172 of the General Business Company Law;

(b) report on transactions carried out with related persons to which reference is made in Article Thirty Third, Section XI, subsection (i), hereof;

(c) propose the retaining of independent specialists where it deems it advisable, in order for them to render an opinion regarding the transactions to which Article Thirty Third, Section XI, hereof refers.

(d) To issue an opinion, in the event of the cancellation of the registration of the Company's shares of stock in the Securities Section of the National Securities Register, regarding the justification of the price of the public purchase offering and, if proper, in order for the stockholders under the obligation of making such public offering to be able to use a different basis to determine the price of the public purchase offering, in the events to which Article Twelfth hereof refers.

(e) To issue an opinion on and to recommend to the Board of Directors the candidates for outside auditors of the Company and to approve any services in addition to the auditing services, if any, provided to the Company by the accountants and auditors firm where the outside auditors work.

(f) To approve the relevant modifications to the accounting policies, criteria and practices pursuant to which the financial statements are prepared.

(g) Such other duties as are set out by the Stock Market Law, the General Rules issued by the National Banking and Securities Commission and these By-Laws.

The Audit Committee members and the Examiners who in any transaction have any interest not consistent with the Company's interests, must so advise the other Committee members and abstain from engaging in any discussion and resolution. Anyone who contravenes this provision shall be liable for any damages caused to the Company.'

2. In view of the above amendments to the Company's Charter and By-Laws, issue new provisional or permanent stock certificates embodying the principal rights and obligations of the Company's stockholders, including the provisions of the of the Charter and By-Laws approved as per Resolution 1 above; the certificates will constitute the 2004-1 Issue and, if permanent stock certificates, will bear attached consecutively-numbered coupons. Exchange the new stock certificates for the currently outstanding 2002-1 Issue stock certificates, which will be cancelled.

3. Any one of Messrs. Ernesto López de Nigris, Juan Carlos López Villarreal and Felipe Mellado Flores is authorized to draft, sign and publish the corresponding notice or notices to carry out the agreed upon stock certificate exchange."

ITEM TWO. In consideration of Item Second of the Agenda, the stockholders by a unanimous vote

R E S O L V E D:

"4. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Alberto Saavedra O., Manuel Isidro Fernández Pérez and José G. Baptista González are appointed Delegates of this Meeting so that, either jointly or individually, they appear before the notary public of their choice to notarize the minutes of this Meeting in whole or in part if they deem it advisable or necessary, and either they or their designee record the corresponding public deed [**instrumento**

público] in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the Company's domicile, and generally take all of such steps and sign all of such documents as may be necessary to formalize and fulfill the resolutions passed by this Meeting, and issue such certified copies of the minutes of this Meeting as they may deem advisable. Likewise, each delegate, individually, is authorized to declare, under oath, upon showing up before the notary public to notarize the minutes of this Meeting, that the company has made sure that the tax identification numbers [**clave del registro federal de contribuyentes**] submitted by the stockholders who attended this meeting and which are transcribed on the attendance list, are consistent with the tax identification numbers appearing on the respective tax identification cards [**cédula de identificación fiscal**] and that the Company will file with the corresponding Local Tax Collection Office, within the applicable term, the list of its non-Mexico resident stockholders, as proper, pursuant to Article 27 of the Federal Tax Code [**Código Fiscal de la Federación**] and other applicable statutes. Likewise, the Secretary of the Meeting is authorized to issue such certified copies of these minutes as he may deem proper."

Since no further business were submitted for consideration, the Stockholders adjourned the Meeting for as long as it was necessary in order to draw up these minutes, which were

read and thereupon approved by the stockholders and then signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made of the fact that all of the attendees were present throughout the meeting.

The following documents are attached to the file of these minutes: a) The Attendance List plus exhibits, with the names of the holders of the shares represented at the Meeting, and the corresponding tax identification numbers of the stockholders who were present and who must request their registration as provided in the applicable laws; b) Letter proxies; c) Admittance Cards; d) Proof of Deposit of the Shares of Stock; e) Copies of the Newspapers *Vanguardia*, *Palabra* and *El Diario de Coahuila* of this City and of *El Universal* and *Reforma* of the City of Mexico, Federal District, of April 1st, 2004.

The Meeting was adjourned at 12:25 p.m. on April 30, 2004.

ERNESTO LÓPEZ DE NIGRIS
Chairman

JORGE BARRERO STAHL
Secretary

FERNANDO GARCÍA GONZÁLEZ
Teller

SAÚL CASTAÑEDA VERGARA
Teller

(Translation)

MINUTES N° 77

The persons appearing on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 12 o'clock noon on April 30, 2004, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, in Saltillo, Coahuila, for the purpose of holding the General Annual Ordinary Stockholders' Meeting of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., to which they were called by means of a notice published on April 1st, 2004, on the newspapers *Vanguardia, Palabra* and *El Diario de Coahuila* of Saltillo, and *El Universal* and *Reforma* of Mexico City.

Mr. Juan Carlos López Villarreal, Co-Chairman of the Board of Directors and Co-President of the Company, chaired the meeting and, upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the Report prepared by the Board Secretary, for at least fifteen days prior to the date set to hold the meeting, the Company made available to the stock market intermediaries the forms of letter proxies drawn up by the Company in order for anyone wishing to attend the meeting on behalf of stockholders to be able to establish their qualifications to do so; the Secretary himself made sure that Article 14 bis 3, Section VI, paragraph c), of the Stock Market Law [**Ley del Mercado de Valores**], was complied with.

The Chairman appointed Messrs. Fernando García González and Saúl Castañeda Vergara as Tellers, who accepted their appointments, checked the Admittance Cards, the Letter Proxies and the Stock Transfer Book, and drew up the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of this meeting and which establishes that 265,830,967 shares, which account for 92.97% of the 285,658,905 voting shares of stock of Grupo Industrial Saltillo, S.A. de C.V., were represented at the meeting.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the meeting was called with as much advance notice as provided by said By-Laws.

The Chairman thereupon asked the Secretary to read the following

AGENDA:

I. Filing and if proper approval of a motion to amend certain Articles of the Charter and By-Laws in order to adjust them to the amendments to the Stock Market Law and the Single Circular Letter.

II. Appointment of Delegates to enforce and formalize the resolutions passed by the meeting.

The stockholders by a unanimous vote approved the Chairman's declaration and addressed the Agenda as follows:

ITEM ONE. In consideration of Item First of the Agenda, the Secretary, upon the Chairman's request, explained the motion to amend certain Articles of the Company's Charter and By-Laws in order to adjust them to the latest general provisions issued by the National Banking and Securities Commission [**Comisión Nacional Bancaria y de Valores**] and which apply to securities issuers and other participants in the stock market, as published on the March 19, 2003, issue of the *Official Gazette of the Federation* [**Diario Oficial de la Federación**], and the provisions applicable to the purchases of securities that must be disclosed and public offerings to buy securities, as published on the April 25, 2002, issue of the *Official Gazette of the Federation*, which are regulatory provisions of the Stock Market Law. The motion specifically amends Articles Sixth, Seventh, Tenth, Eleventh, Twelfth, Thirteenth, Seventeenth, Twenty Second, Twenty Fourth, Thirty Third and Thirty Fifth of the Company's Charter and By-Laws.

The Secretary then stated that, except for the aforesaid amendments, the rest of the Company's Charter and By-Laws would remain as currently drafted.

The Chairman then asked the Secretary to read the amendment motion.

The stockholders thereupon by a unanimous vote

R E S O L V E D :

"1. Articles Sixth, Seventh, Tenth, Eleventh, Twelfth, Thirteenth, Seventeenth, Twenty Second, Twenty Fourth, Thirty Third and Thirty Fifth of the Charter and By-Laws of Grupo Industrial Saltillo, S. A. de C. V., are amended to remain worded as follows from this date onward:

'ARTICLE SIXTH. Capital Stock. The Company's capital stock is variable. The minimum fully subscribed and paid up fixed capital stock without the right to be redeemed aggregates Ps.50,000,000, represented by 268,119,870 no-par, single series or free subscription, common registered shares.

The variable portion of the capital stock will be represented by no-par common registered shares with the features set by the General Stockholders' Meeting that approves their issue.

The shares may be subscribed to or acquired by Mexican or foreign individual or corporate investors.

The common shares confer equal rights and impose equal obligations upon their holders and entitle the latter to cast one vote at General Stockholders' Meetings.

In order to avoid distinctions in the quoted price of the shares, the provisional or permanent stock certificates will not differentiate between the shares representing the minimum capital stock and the shares representing the variable capital stock; in the event that a stockholder wishes to exercise his

right to redeem shares, Article Seventeenth, last paragraph, hereof, will apply.

ARTICLE SEVENTH. Subsidiaries cannot buy Company Shares. No entity in which Grupo Industrial Saltillo, S.A. de C.V., holds a majority equity stake may invest, either directly or through any other entity in which Grupo Industrial Saltillo, S.A. de C.V., holds a majority equity stake, in shares of stock of Grupo Industrial Saltillo, S.A. de C.V., or in shares of stock or partnership interests of any other entity which is the majority stockholder of Grupo Industrial Saltillo, S.A. de C.V., or, if not the majority stockholder, which Grupo Industrial Saltillo, S. A. de C. V., knows is the holder of any percentage of shares of stock of Grupo Industrial Saltillo, S. A. de C. V.

Purchases of shares to implement or comply with stock options granted to the Company's or its subsidiaries' workers, officers or directors are exempt from the above prohibition, subject to the applicable laws, provided that any shares so acquired do not exceed 25% of all of the Company's outstanding stock.

ARTICLE TENTH. Repurchase of Shares. Besides the events expressly listed in Articles 134 and 136 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**], the Company may buy its own shares of stock through a qualified stock exchange at their current market price, in the following terms and conditions:

(a) The Company will repurchase its own shares out of the stockholder's equity account [**capital contable**] as long as said shares belong to the Company, or out of the capital stock if, either before or after their acquisition, a Stockholders' or Board of Directors' Meeting decides to convert them into treasury stock. No resolution of a Stockholders' Meeting will be necessary to so repurchase the shares out of the capital stock.

(b) Every year, a General Ordinary Stockholders' Meeting must expressly set the maximum amount of funds which, as long as another Ordinary Stockholders' Meeting does not decide otherwise, the Company may use to repurchase its own shares during the period running from that Stockholders' Meeting to the immediately subsequent Ordinary Annual Stockholders' Meeting; the only limit will be that the sum of any funds to be used for such purpose may never exceed the total balance of the Company's net profits, including retained profits.

(c) No Company shares owned by the Company itself may be represented at Stockholders' Meetings.

(d) The Company's own shares or the treasury stock to which this Article refers, without prejudice of the provisions of the General Business Corporation Law, may be placed among investors at large, without such placement or, if proper, a capital stock increase, depending on whether the Company's own shares of stock or treasury stock are involved, calling for a resolution of a Board of Directors' or Stockholders' Meeting.

(e) Any stock purchases and placements provided for in this Article, any reports on such stock purchases and placements that must be filed with a General Ordinary Stockholders' Meeting, the rules of disclosure of financial information, the stock purchase and placement policies approved by the Board of Directors to carry out such transactions, the appointment of the persons authorized to order such transactions, and how and in what terms such transactions must be reported to the National Banking and Securities Commission, the corresponding Stock Exchange and the investors at large, are subject to the general rules issued by the Commission.

(f) The provisions of Article 132 of the General Business Corporation Law shall not apply as to any treasury stock which is once again placed among investors at large as provided in this Article.

ARTICLE ELEVENTH. Stock Transfer Book. The Company will carry a Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law, on which the permanent or provisional stock certificates issued by the Company will be recorded, with an indication of the personal, trade or corporate name, nationality and address of the holders.

Said Stock Transfer Book may be carried by (a) the Secretary or, in his absence, the Assistant Secretary of the Board of Directors; (b) any securities deposit institution, (c) any credit institution, or (d) anyone appointed by the

Board of Directors as Company registrar. In the absence of an express appointment by the Board of Directors, the Stock Transfer Book will be carried by the Secretary and, in his absence, by the Assistant Secretary of the Board of Directors.

Upon request of any interested party, and after the necessary proof has been filed, any transfers and conversions of shares of stock and any creation of security interests, attachments and other liens on the same will be recorded on the Stock Transfer Book.

The Stock Transfer Book will be closed from the second business day before the holding of a Stockholders' Meeting to and including the date on which the Stockholders' Meeting is held; during said period, no entries will be made on the Stock Transfer Book and no certifications or certificates will be issued.

The entries on the Stock Transfer Book of any Company-issued shares of stock deposited with a qualified securities deposit institution will be carried out with the (i) proof of deposit issued by such securities deposit institution in connection with each Stockholders' Meeting, and (ii) the lists issued by the depositors to complement such proof of deposit, with the information on the stockholders, as provided in Article 78 of the Stock Market Law.

Pursuant to Articles 128 and 129 of the General Business Corporation Law, the Company will consider as legitimate

holder of shares only such party as may be recorded as stockholder in the Stock Transfer Book.

The Company will not record on the Stock Transfer Book to which this Article refers any persons or Group of Purchasers [**Grupo de Adquirentes**] that, either directly or indirectly, acquired a Significant Participation [**Participación Significativa**] in the Company or else a participation that exceeds one half of the Voting Securities [**Valores con Derecho a Voto**] or that increase their participation until exceeding such amount, without having previously made a public purchase offering pursuant to the provisions of the general rules applicable to securities purchases that must be disclosed and public securities purchase offerings issued by the National Banking and Securities Commission and published on the April 25, 2002 issue of the *Official Gazette* of the Federation, as modified by the legal provisions that replace such Rules. Such persons or Group of Purchasers may not exercise any corporate rights granted by the corresponding Voting Securities.

For the purposes of the preceding paragraph:

I. "Group of Purchasers" shall mean any persons that:

a) Have agreed to make the same decisions or to act in a concerted manner [**de manera concertada**];

b) Have either directly or indirectly the possibility under any title to impose decisions on general stockholders' meetings or to appoint or remove a majority of the members of the

board of directors of one or more companies that either directly or indirectly purchase Company-issued Voting Securities;

c) Exercise management powers over one or more other persons charged with the decision-making process or the administration of any funds out of which direct or indirect purchases of company-issued Voting Securities are carried out; or

d) Are related by blood or kinship by marriage up to the second degree or are the spouses or concubines;

II. "Significant Participation" shall mean the direct or indirect ownership or holding of 30% or more of the Company's Voting Securities.

III. "Voting Securities" shall mean:

a) The Company's common stock;

b) Any securities convertible into common stock or certificates of participation [**certificados de participación**] that represent the right to an aliquot share of the ownership of such stock; or

c) Any optional certificates [**títulos opcionales**] or contracts payable [**contratos liquidables**] in kind that confer upon their holders the right to purchase the stock, securities or certificates mentioned in the preceding paragraphs.

The optional certificates, contracts or securities convertible into common stock to which this section III refer

will comprise up to the percentage of capital stock, if any, resulting from the conversion or exercise of the purchase rights.

ARTICLE TWELFTH. Requirements to Cancel the Registration of Shares. Prior to canceling the registration of the Company's shares in the Securities Section of the National Securities Register [**Registro Nacional de Valores**], either upon the Company's request or upon a resolution passed by the National Banking and Securities Commission pursuant to Law, the following steps will be taken:

a) The holders of a majority of the outstanding common stock or which under any title can impose decisions on general stockholders' meetings or appoint a majority of the members of the Company's Board of Directors, must make a public purchase offering.

b) The offering stockholders must convey to a trust, for at least six months, the necessary funds to buy at the same price as the offering any shares of stock of the investors that did not participate in the offering, if after the public purchase offering has been made and prior to the cancellation of the record on the register, such stockholders are unable to acquire 100% of the paid up capital stock.

c) The public offering to which this Article refers must be made for at least the higher of the listed value [**valor de cotización**] at a Stock Exchange or the book value of each share pursuant to the latest quarterly report filed with the

National Banking and Securities Commission and such Stock Exchange before the offering, except when such value has been modified pursuant to criteria applicable to the determination of relevant information, in which case the latest financial information available to the Company must be taken into consideration.

For these purposes, the Stock Exchange listed value will be the average weighted price of the transactions that may have taken place during the last thirty days that the Company's stock was traded prior to the date of the offering, for a period that may not exceed six months. In the event that the number of days in which the shares were traded is less than thirty, the days during which such stock was actually traded will be taken into consideration. If no shares are traded during such period, the book value of the shares will be taken into consideration.

d) The Company's Board of Directors, within five business days prior to the effective date of the offering, must issue its opinion regarding the justification of the price of the public purchase offering, in which it will take into consideration the minority stockholders' interests in order to comply with Article 16, second paragraph, of the Stock Market Law, and the opinion of the Audit Committee, if different from the opinion of the Board of Directors, must be disclosed. In the event that the Board of Directors faces situations that may create a conflict of interests to it, the Board of Directors'

opinion must be accompanied by the opinion of an independent expert selected by the Audit Committee, which makes special emphasis on the protection of the minority stockholders' rights.

e) Any stockholders under the obligation of making the public offering may ask the Commission to authorize them, bearing in mind the Company's financial condition and expectations, to authorize a basis other than the one mentioned in paragraph c) above, to determine the purchase price, provided that they produce the Board of Directors' consent, with the Audit Committee's prior favorable opinion, which lists the reasons why it is believed proper to set a different price. Such consent must be accompanied by an independent expert's report that puts special emphasis on the fact that the price is consistent with Article 16 of the Stock Market Law.

f) The stockholders to which paragraph (a) of this Article refers will not be under the obligation of making the above mentioned public offering for the registration cancellation if the approval is produced of stockholders accounting for at least 95% of the involved Company's stock issued by a resolution of a Stockholders' Meeting and that the amount to be offered by the shares of stock placed among investors at large is less than 300,000 Investments Units [**Unidades de Inversión**] (UDIS). In order to apply for and obtain the cancellation, the trust to which reference is made in paragraph (b) of this Article must be created and the Company must report the cancellation and creation

of that trust through the SEDI (**Sistema Electrónico de Envío y Difusión de Información:** Electronic Information Remittance and Disclosing System).

g) The provisions of this Article will also apply to ordinary certificates of participation, if any, issued, whose underlying value are Company-issued shares of stock.

h) The provisions of this Article will be subject to the provisions of the General Rules [**Disposiciones de Carácter General**] issued by the National Banking and Securities Commission.

i) Any amendment to this Article of the Company's Charter and By-Laws other than as required by the Stock Market Law and its regulations calls for the prior approval of the National Banking and Securities Commission and a resolution of a General Extraordinary Stockholders' Meeting passed by a minimum vote of 95% of the shares of stock.

ARTICLE THIRTEENTH. Capital Stock Increases. Any increases in the Company's minimum fixed capital stock without the right to be redeemed will be effected by means of a resolution passed by a General Extraordinary Stockholders' Meeting, and therefore Article Sixth of the By-Laws must be amended. Any increases in the Company's variable capital stock within the limit set in Article Sixth hereof will be effected by means of a resolution passed by a General Ordinary Stockholders'

Meeting. New shares may be issued only after all of the preceding shares have been fully subscribed to and paid up.

The minutes containing the resolutions to increase the capital stock will always be notarized without the need, in the case of variable capital stock increases, to amend the By-Laws or to record the corresponding public deed in the Register of Deeds. Upon passing the respective resolutions, the Stockholders' Meeting that declares the increase, or any later Stockholders' Meeting or else, in the event of omission or delegation by said Stockholders' Meeting, the Board of Directors, will set the terms and guidelines to carry out such increase.

In the event of a capital stock increase by capitalizing premiums on stock, retained profits, reserves or any other stockholders' equity account, the stockholders will participate in the increase in proportion to the number of shares they own. Since the Company's stock certificates do not state a par value, no new stock certificates need be issued in these cases.

Any capital stock increases carried out due to the placement of the Company's own shares of stock, pursuant to the applicable statutes and Article Tenth of the Charter and By-Laws, will not call for a resolution of a Stockholders' Meeting, any entry on the Book of Capital Stock Variations [**Libro de Registro de Variaciones de Capital**], and the notarization.

Except for the case mentioned in the preceding paragraph, all capital stock increases must be entered on the Company's Book of Capital Stock Variations.

ARTICLE SEVENTEENTH. Right of Redemption. No resolution of a General Stockholders' Meeting will be required for a capital stock reduction as a consequence of a stockholder's wish to exercise his right of redemption pursuant to Articles 220 and 221 of the General Business Corporation Law.

The procedure in order for holders of shares representing the variable capital stock to exercise their right of redemption, besides abiding by Articles 220 and 221 of the General Business Company Law, will be subject to the condition that the corresponding refund be paid as follows:

a) At the lower of (i) 95% of the stock exchange listed value obtained from the average weighted price [**precio promedio ponderado**] of any trading carried out during the 30 (thirty) days in which the Company's shares of stock were traded, prior to the effective redemption date, during a period that cannot exceeds six months, or else and (ii) the book value of the shares pursuant to the financial statements as of the end of the fiscal year immediately preceding the year in which the separation of the stockholders must take effect, previously approved by a General Ordinary Stockholders' Meeting.

In the event that the number of days that the shares were traded during the period mentioned in the preceding

paragraph is less than thirty, the days in which the shares were actually traded will be taken into consideration. In the event that the shares are not traded in such period, the book value of the shares will be taken into consideration.

b) The refund will be payable by the Company on the day following the date of the General Ordinary Stockholders' Meeting that approved the financial statements for the fiscal year in which the redemption must take effect.

c) In the event that the Company receives at the same time various requests for redemption whose effect is to reduce the capital stock to less than the minimum amount, the Company will refund only any shares of stock whose refund does not cause the reduction to less than the fixed capital stock, and such refund will be carried out, as to each requesting stockholder, in proportion to the number of shares whose refund may have been requested at the same time.

ARTICLE TWENTY SECOND. Exercise of Corporate and Beneficial Rights. Only fully paid up shares (and assessable shares whose holders are up-to-date in the payment of capital contributions) entitle their holders to exercise the corporate and beneficial rights that they confer. No shares issued and acquired by the Company pursuant to Article Tenth hereof, treasury stock, unsubscribed shares issued pursuant to Article Eighth hereof and assessable shares whose holders have defaulted *vis-à-vis* the Company will not be regarded outstanding in order

to determine the quorum for and the votes at Stockholders' Meetings.

ARTICLE TWENTY FOURTH. Ordinary and Extraordinary Stockholders' Meetings. A General Ordinary Stockholders' Meeting will be held at least once every year within 4 (four) months following the end of each fiscal year. In addition to the issues listed on the Agenda, a General Annual Ordinary Stockholders' Meeting must (i) address, approve or change the Board of Directors' report to which reference is made in Article 172 of the General Business Corporation Law, bearing in mind the Examiner's or Examiners' report; (ii) decide on the allocation of profits; (iii) appoint the members of the Board of Directors, the Examiner or Examiners and the Proprietary and Deputy Members of the Committees, and set their remuneration; (iv) address the Audit Committee report to which the Stock Market Law and Article Thirty Fifth hereof refer; and (v) expressly agree upon the maximum amount of funds to be devoted to purchase the Company's own shares of stock, as provided in the Stock Market Law and other applicable statutes.

A General Extraordinary Stockholders' Meeting will be held whenever there is any issue which should be addressed by it.

ARTICLE THIRTY THIRD. Board of Directors' Duties and Authority. The Board of Directors will run and manage the Company and decide on everything regarding the pursuit of the Company's purposes, and:

(i) Define the Company's strategy.

(ii) Make sure that the stockholders and the market have access to the Company's information pursuant to the Stock Market Law and general rules.

(iii) Implement internal control mechanisms.

(iv) Make sure that the Company has the necessary mechanisms to comply with the applicable laws.

(v) Regularly assess the Chief Executive Officer's and top-ranking officers' performance.

(vi) Review the report issued by the Audit Committee to which reference is made in Article Thirty Fifth hereof, and appraise the findings or recommendations made in the same and in the opinions issued by said Committee pursuant to these By-Laws and the applicable statutes.

The Board of Directors is the Company's legal representative with authority, in the name and on behalf of the Company, to carry out any acts which the Law or these By-Laws do not reserve to Stockholders' Meetings. The Board of Directors will have the following authority and obligations by way of illustration and not by way of limitation:

I. A general power of attorney for lawsuits and collections, with all of the general authority and the special authority that calls for a special clause pursuant to law, without limitation, as provided in Article 2554, first paragraph, of the Civil Code for the Federal District and the corresponding

Article of the Civil Code for each other State of the Republic of Mexico and the Federal District. The Board of Directors has the following authority by way of illustration and not by way of limitation: to file complaints, press criminal charges and grant acquittals, to join criminal procedures as aggrieved party or assistant; to drop any actions filed by it, including **amparos** [proceedings seeking protection under constitutional grounds]; to make settlements, submit to arbitration, answer and propound interrogatories, assign property, challenge judges, receive payments and carry out all acts specified by law, and represent the Company before judicial and administrative, criminal, civil or other authorities, and before labor authorities and courts.

II. A general power of attorney for acts of administration and acts of ownership, pursuant to Article 2554, paragraphs second and third, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each other State of the Republic of Mexico and the Federal District.

III. A power of attorney to appoint and remove the Chief Executive Officer [**Director General**] and any other Managing Director and General or Special Manager, and other Company officers, attorneys in fact, agents and employees, and to set their authority, duties, labor conditions and pay, and to accept their resignations and to grant them leaves of absence.

IV. To issue, draw, subscribe, accept, endorse for deposit, endorse as security and otherwise negotiate with all

kinds of credit instruments, pursuant to Article 9 of the General Credit Instruments and Transactions Law.

V. To open and cancel accounts with any bank or any other financial intermediary, and to make deposits in and withdraw from said accounts, and to appoint the persons who may draw against them and to set the specific authority of such persons.

VI. To call and enforce resolutions of General Ordinary, Extraordinary or Special Stockholders' Meetings.

VII. To draw up internal labor regulations.

VIII. To appoint and remove the Company's external auditors based on the Audit Committee's prior opinion.

IX. To appoint the members of the Audit Committee to which the Stock Market Law and Article Thirty Fifth hereof refer, in the event that an Ordinary Stockholders' Meeting does not appoint them.

X. To set up Company offices and branches and to stipulate domiciles for contract and tax purposes, elsewhere in the Republic of Mexico or abroad.

XI. The authority, which cannot be delegated, to approve:

(i) any transactions not falling in the regular course of business between the Company and its partners, or with persons forming the Company's management or with whom such persons have

equity relations or else a relationship by blood or kinship by marriage up to the second degree, the spouse or concubine;

(ii) the purchase or sale of property for up to 10% or more of the assets;

(iii) the posting of guaranties for an amount in excess of 30% of the Company's assets; and

(iv) transactions other than the preceding transactions that do not fall within the regular course of business and that represent over 1% of the Company's assets.

The members of the Board of Directors will be liable for any resolutions they pass in connection with the matters to which this paragraph refers unless, not being at fault, they expressed their inconformity at the time of discussing and deciding in connection with the involved act, or did not attend the Board Meeting at which such resolution was passed.

XII. Without prejudice of the Audit Committee's opinion, the authority, which cannot be delegated, to approve in connection with the Company's subsidiaries the same transactions to which the paragraph XI above refers, for which purpose the Company's attorneys in fact that attend said subsidiaries' partners' or stockholders' meetings at which resolutions will be passed in connection with any of such issues, must obtain the prior approval of the Company's Board of Directors as to how the voting right of any Company-owned shares must be exercised at such meetings.

XIII. To confer, grant, revoke or modify general or special powers of attorney and, if proper, within the limit of its own authority, to grant the authority of substitution, other than in connection with any authority whose exercise is entrusted only to the Board of Directors by law or hereunder, and to reserve the exercise of its own authority.

XIV. To take out, on account of the Company, and to enter into such agreements and carry out such acts as may be advisable or necessary to take out, civil liability insurance of which the Company may be the loss payee, in connection with the obligation to indemnify the Company for any damages incurred by the members of the Board of Directors, including the members of the Committees to which these By-Laws refer, or the Examiners or the Chief Executive Officer or the Secretary or Assistant Secretary of the Company's Board of Directors or any of said Committees, due to acts or omissions unwillfully committed while performing their duties, and to enter into such agreements and carry out such acts as may be advisable or necessary.

XV. To set the time, place and terms to pay dividends declared by Stockholders' Meetings.

XVI. To authorize, when necessary pursuant to Article 14 Bis 3 of the Stock Market Law, the purchase at a stock exchange of the Company's own shares of stock in the terms of the applicable laws, and their later placement as provided in Article Tenth hereof.

XVII. To appoint the person or persons charged with the purchase and placement of the Company's own shares of stock, and to set the policies and guidelines to be followed in connection with such transactions both by the Company and by its directors, officers and other involved persons, pursuant to Article Tenth of the Charter and By-Laws and the applicable statutes.

XVIII. To form and remove Board of Directors Consultative Committees made up by the Directors designated by the Board itself. Such committees will have the specific permanent or temporary duties set by the Board, such as evaluating, remuneration, finance, strategy, planning or other duties. The Board of Directors' Consultative Committees will submit their recommendations to the Board and the Board of Directors will decide thereon pursuant to these By-Laws.

XIX. To issue opinions, in the event of the cancellation of the registration of the Company's shares with the Securities Section of the National Securities Register, regarding the justification of the public purchase offering price, where required by Article Twelfth of the Charter and By-Laws, and to approve, in such an event and with the Audit Committee's prior opinion, that the stockholders under the obligation of making the public offering be able to use a different basis to determine the price of the public purchase offering.

XX. To approve, with the Audit Committee's favorable opinion, any relevant modifications to the policies, criteria and accounting practices pursuant to which the Company's financial statements are drawn up.

XXI. To take all of such action as may be authorized by these By-Laws or which may be a consequence hereof.

ARTICLE THIRTY FIFTH. Audit Committee. The Company will have an Audit Committee made up by at least three Directors; the Committee Chairman and the majority of the Committee members must be independent; the Examiner or Examiners will be invited to join Committee meetings and he or they will attend as guests, and may speak up but not vote at such Committee meetings. The Audit Committee must, among other things:

(a) draw up an annual report on its activities for filing with the Board of Directors in order for the latter to file it with the Annual Stockholders' Meeting together with the annual report that the Board will file pursuant to Article 172 of the General Business Company Law;

(b) report on transactions carried out with related persons to which reference is made in Article Thirty Third, Section XI, subsection (i), hereof;

(c) propose the retaining of independent specialists where it deems it advisable, in order for them to render an opinion regarding the transactions to which Article Thirty Third, Section XI, hereof refers.

(d) To issue an opinion, in the event of the cancellation of the registration of the Company's shares of stock in the Securities Section of the National Securities Register, regarding the justification of the price of the public purchase offering and, if proper, in order for the stockholders under the obligation of making such public offering to be able to use a different basis to determine the price of the public purchase offering, in the events to which Article Twelfth hereof refers.

(e) To issue an opinion on and to recommend to the Board of Directors the candidates for outside auditors of the Company and to approve any services in addition to the auditing services, if any, provided to the Company by the accountants and auditors firm where the outside auditors work.

(f) To approve the relevant modifications to the accounting policies, criteria and practices pursuant to which the financial statements are prepared.

(g) Such other duties as are set out by the Stock Market Law, the General Rules issued by the National Banking and Securities Commission and these By-Laws.

The Audit Committee members and the Examiners who in any transaction have any interest not consistent with the Company's interests, must so advise the other Committee members and abstain from engaging in any discussion and resolution. Anyone who contravenes this provision shall be liable for any damages caused to the Company.'

2. In view of the above amendments to the Company's Charter and By-Laws, issue new provisional or permanent stock certificates embodying the principal rights and obligations of the Company's stockholders, including the provisions of the of the Charter and By-Laws approved as per Resolution 1 above; the certificates will constitute the 2004-1 Issue and, if permanent stock certificates, will bear attached consecutively-numbered coupons. Exchange the new stock certificates for the currently outstanding 2002-1 Issue stock certificates, which will be cancelled.

3. Any one of Messrs. Ernesto López de Nigris, Juan Carlos López Villarreal and Felipe Mellado Flores is authorized to draft, sign and publish the corresponding notice or notices to carry out the agreed upon stock certificate exchange."

ITEM TWO. In consideration of Item Second of the Agenda, the stockholders by a unanimous vote

R E S O L V E D:

"4. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Alberto Saavedra O., Manuel Isidro Fernández Pérez and José G. Baptista González are appointed Delegates of this Meeting so that, either jointly or individually, they appear before the notary public of their choice to notarize the minutes of this Meeting in whole or in part if they deem it advisable or necessary, and either they or their designee record the corresponding public deed [**instrumento**

público] in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the Company's domicile, and generally take all of such steps and sign all of such documents as may be necessary to formalize and fulfill the resolutions passed by this Meeting, and issue such certified copies of the minutes of this Meeting as they may deem advisable. Likewise, each delegate, individually, is authorized to declare, under oath, upon showing up before the notary public to notarize the minutes of this Meeting, that the company has made sure that the tax identification numbers [**clave del registro federal de contribuyentes**] submitted by the stockholders who attended this meeting and which are transcribed on the attendance list, are consistent with the tax identification numbers appearing on the respective tax identification cards [**cédula de identificación fiscal**] and that the Company will file with the corresponding Local Tax Collection Office, within the applicable term, the list of its non-Mexico resident stockholders, as proper, pursuant to Article 27 of the Federal Tax Code [**Código Fiscal de la Federación**] and other applicable statutes. Likewise, the Secretary of the Meeting is authorized to issue such certified copies of these minutes as he may deem proper."

Since no further business were submitted for consideration, the Stockholders adjourned the Meeting for as long as it was necessary in order to draw up these minutes, which were

read and thereupon approved by the stockholders and then signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made of the fact that all of the attendees were present throughout the meeting.

The following documents are attached to the file of these minutes: a) The Attendance List plus exhibits, with the names of the holders of the shares represented at the Meeting, and the corresponding tax identification numbers of the stockholders who were present and who must request their registration as provided in the applicable laws; b) Letter proxies; c) Admittance Cards; d) Proof of Deposit of the Shares of Stock; e) Copies of the Newspapers *Vanguardia*, *Palabra* and *El Diario de Coahuila* of this City and of *El Universal* and *Reforma* of the City of Mexico, Federal District, of April 1st, 2004.

The Meeting was adjourned at 12:25 p.m. on April 30, 2004.

ERNESTO LÓPEZ DE NIGRIS
Chairman

JORGE BARRERO STAHL
Secretary

FERNANDO GARCÍA GONZÁLEZ
Teller

SAÚL CASTAÑEDA VERGARA
Teller